Exhibit 99.1

Marti Appoints President, Cankut Durgun, to Additional Role of Chief Operating Officer

Istanbul, Türkiye, June 16, 2025 -(BUSINESS WIRE)- Marti Technologies, Inc. (“Marti” or the “Company”) (NYSE American: MRT), Türkiye’s leading mobility super app, announced today the appointment of Cankut Durgun, the Company’s Co-founder and President, to the additional role of Chief Operating Officer, effective as of June 12, 2025.

In this expanded role, Mr. Durgun will continue to lead Marti’s strategic initiatives as President, while also assuming responsibility for overseeing the Company’s day-to-day operations. His operational focus will include driving execution across Marti’s high-growth ride-hailing operations and its established two-wheeled electric vehicle operations.

“I’m excited to further contribute to Marti’s operational excellence as we scale to meet the growing mobility demand in Türkiye,” Mr. Durgun shared. “We remain committed to delivering safe, affordable, and efficient transportation solutions for millions of users.”

Mr. Durgun has served as Marti’s President since co-founding the Company in 2018. Prior to co-founding Marti, he was co-founder and general partner of venture capital firms, Aslanoba Capital and Romulus Capital. Mr. Durgun earned his Bachelor of Science degree in Economics and Management Science from Massachusetts Institute of Technology and his Master of Business Administration from Stanford University.

About Marti:

Founded in 2018, Marti is Türkiye’s leading mobility app, offering multiple transportation services to its riders. Marti operates a ride-hailing service that matches riders with car, motorcycle, and taxi drivers, and operates a large fleet of rental e-mopeds, e-bikes, and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information, visit www.marti.tech.

Cautionary Note Regarding Forward-Looking Statements:

Certain statements made in this press release constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements related to the Chief Operating Officer appointment and the Company’s expectation with respect to its future performance and the timing of occurrence related to any of the foregoing. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the risks discussed in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

Investor Contact

Marti Technologies, Inc.

Turgut Yilmaz

Investor.relations@marti.tech